Filed by Expedia Group, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company:  Liberty Expedia Holdings, Inc.
Commission File No.:  001-37938

Barry Diller Enters into New Arrangements as part of Expedia Group, Liberty Expedia Holdings Merger

NEW YORK, NY. April 16, 2019 – As previously disclosed, Expedia Group, Inc. (NASDAQ: EXPE) and Liberty Expedia Holdings, Inc. (“Liberty Expedia”) (NASDAQ: LEXEA, LEXEB) announced today that they have entered into a definitive agreement under which Expedia Group has agreed to acquire Liberty Expedia in an all-stock transaction. Simultaneously with this agreement, Barry Diller (Chairman and Senior Executive of Expedia Group) entered into an exchange agreement with Liberty Expedia and a new governance agreement with Expedia Group.

The new agreements provide that Mr. Diller may exchange approximately 5.7 million shares of Expedia Group common stock he owns for an equivalent number of Expedia Group Class B shares (representing approximately 29% of the total outstanding voting power), and that Mr. Diller will have a purchase/exchange right for a nine-month period following closing of the Liberty Expedia acquisition during which he may acquire additional Expedia Group Class B shares.

If the purchase/exchange right is exercised in full, Mr. Diller would have approximately 49% of the voting power of Expedia Group. The new agreements provide, among other things, for a “sunset” provision relating to the voting power of the Class B shares in excess of the initial 5.7 million shares at such time as Mr. Diller is no longer Expedia Group’s Chairman or senior executive. Mr. Diller has also agreed that, in any merger or sale of control transaction, all Expedia Group’s common and Class B shares will be treated equally. The exchange agreement and new governance agreement are further described in Expedia Group’s Form 8-K filed earlier today with the Securities and Exchange Commission.

About Expedia Group
Expedia Group (NASDAQ: EXPE) is the world’s travel platform. We help knock down the barriers to travel, making it easier, more enjoyable, more attainable and more accessible. We are here to bring the world within reach for customers and partners around the globe. We leverage our platform and technology capabilities across an extensive portfolio of businesses and brands to orchestrate the movement of people and the delivery of travel experiences on both a local and global basis. Our family of travel brands includes: Brand Expedia®, Hotels.com®, Expedia® Partner Solutions, Egencia®, trivago®, HomeAway®, VRBO®, Orbitz®, Travelocity®, Wotif®, lastminute.com.au®, ebookers®, CheapTickets®, Hotwire®, Classic Vacations®, Expedia Group™ Media Solutions, CarRentals.com™, Expedia Local Expert®, Expedia® CruiseShipCenters®, SilverRail™, ALICE® and Traveldoo®. For more information, visit www.expediagroup.com.

© 2019 Expedia, Inc. All rights reserved. Trademarks and logos are the property of their respective owners. CST: 2029030-50

Caution Regarding Forward-Looking Statements

This communication includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements generally can be identified by phrases such as “plan,” “target,” “goal,”  “believes,” “intends,” “expects,” “anticipates,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import or future or conditional verbs such as will, may, might, should, would, could, or similar variations. Similarly, statements herein that describe the proposed transaction, including its financial and operational impact, and other statements of the parties’ or management’s plans, expectations, objectives, projections, beliefs, intentions, goals, and statements about the benefits of the proposed transaction, the expected timing of completion of the proposed transaction, and other statements that are not historical facts are also forward-looking statements. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of Expedia Group or Liberty Expedia stock. These forward-looking statements involve certain risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including, but not limited to, the unpredictability of the commercial success of the Expedia Group’s or Liberty Expedia’s respective businesses or operations; risks related to the Expedia Group’s or Liberty Expedia’s acquisition and integration of acquired businesses; the effects of dispositions of businesses or assets; technological changes and other trends affecting the travel industry; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transactions; competitive responses to the transactions; the ability of the parties to consummate the proposed transaction on a timely basis or at all and the satisfaction of the conditions precedent to consummation of the proposed transaction, including, but not limited to, approval by Liberty Expedia’s stockholders; the possibility that the transactions may be more expensive to complete than anticipated, including as a result of unexpected factors or events; the ability of Liberty Expedia and Mr. Diller to consummate the initial exchange transaction; the ability of Expedia Group to implement its plans, forecasts and other expectations with respect to Liberty Expedia’s business after the completion of the proposed transaction and realize expected benefits; business disruption following the transaction; the proposed transaction may not be completed on the timeframe expected or at all; diversion of management’s attention from ongoing business operations and opportunities; litigation relating to the transactions and the other risks and important factors contained and identified in Expedia Group’s and Liberty Expedia’s filings with the SEC, such as their respective Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K, any of which could cause actual results to differ materially from the forward-looking statements, the registration statement on Form S-4 to be filed by Expedia Group and the proxy statement of Liberty Expedia with respect to the vote of its stockholders to approve the transactions (to be included as part of the Expedia Group registration statement on Form S-4). As a result of these and other risks, the proposed transaction may not be completed on the timeframe expected or at all.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Liberty Expedia nor the Expedia Group assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Additional Information

In connection with the proposed transaction, Expedia Group will file a registration statement on Form S-4, which will include a document that serves as a prospectus of Expedia Group and a proxy statement of Liberty Expedia (the “proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC.  The proposed transaction involving Liberty Expedia and the Expedia Group will be submitted to Liberty Expedia’s stockholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND LIBERTY EXPEDIA ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE COMBINATION AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A definitive proxy statement/prospectus will be sent to Liberty Expedia stockholders.  Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus free of charge from the SEC’s website or from Expedia Group or Liberty Expedia. The documents filed by Expedia Group with the SEC may be obtained free of charge at Expedia Group’s website at www.expediagroup.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Expedia Group by contacting Expedia Group’s Investor Relations department at (425) 679-3759. The documents filed by Liberty Expedia with the SEC may be obtained free of charge at Liberty Expedia’s website at www.libertyexpedia.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Liberty Expedia by requesting them by mail at Liberty Expedia Holdings, Inc., 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations, Telephone (844) 795-9468.

Participants in the Solicitation

Expedia Group and Liberty Expedia and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Expedia Group’s directors and executive officers is available in Expedia Group’s proxy statement dated April 30, 2018, for its 2018 annual meeting of stockholders, and its Current Reports on Form 8-K filed with the SEC on June 22, 2018 and March 21, 2019. Information about Liberty Expedia’s directors and executive officers is available in Liberty Expedia’s proxy statement dated April 27, 2018, for its 2018 annual meeting of stockholders, and its Current Report on Form 8-K filed with the SEC on April 16, 2019. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Expedia Group or Liberty Expedia as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.